DOLLAR TREE, INC.

500 Volvo Parkway
Chesapeake, Virginia 23320

May 5, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

RE:                           Dollar Tree, Inc.
Registration Statement on Form S-4
Filed May 5, 2016

Ladies and Gentlemen:

Reference is made to the above referenced Registration Statement on Form S-4, as may be amended from time to time (the “Registration Statement”), of Dollar Tree, Inc. (the “Company”) and the guarantors (as defined in the Registration Statement and, together with the Company, the “Registrants”), registering the offer to exchange (the “Exchange Offer”) an aggregate principal amount of up to $500,000,000 of 5.250% notes due 2020 of the Company (the “2020 New Notes”) for an equal principal amount of outstanding 5.250% notes due 2020 of the Company (the “2020 Old Notes”) and an aggregate principal amount of up to $2,500,000,000 of 5.750% notes due 2023 of the Company (the “2022 New Notes” and, together with the 2020 New Notes, the “New Notes”) for an equal principal amount of outstanding 5.750% notes due 2023 of the Company (the “2023 Old Notes” and, together with the 2020 Old Notes, the “Old Notes”).  The Registrants are registering the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993).

This will confirm that the Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes.  In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes (1) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (May 13, 1988) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any sale or transfer of the New Notes, unless the sale or transfer is made pursuant to an exemption from those requirements.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Registrants will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the following effect:

If the undersigned or any beneficial owner is a broker-dealer, the undersigned and such beneficial owner:  (1) represents that it is participating in the Exchange Offer for its own account and is exchanging Old Notes that were acquired by it as a result of market-making or other trading activities, (2) confirms that it has not entered into any arrangement or understanding with any person to distribute the New Notes and (3) acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, such broker dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

See Shearman & Sterling (July 2, 1993).

[SIGNATURE PAGE FOLLOWS]

2

Sincerely,

DOLLAR TREE, INC.
DOLLAR TREE STORES, INC.

By:	/s/ Roger Dean
	Name:	Roger Dean
	Title:	Vice President, Treasurer and Assistant Secretary

DOLLAR TREE DISTRIBUTION, INC.
DOLLAR TREE MANAGEMENT, INC.
DOLLAR TREE SOURCING COMPANY, LLC
DT REALTY, LLC
DT RETAIL PROPERTIES, LLC

By:	/s/ Roger Dean
	Name:	Roger Dean
	Title:	Vice President and Treasurer

DTD TENNESSEE, INC.
GREENBRIER INTERNATIONAL, INC.

By:	/s/ Roger Dean
	Name:	Roger Dean
	Title:	Treasurer

DOLLAR TREE AIR, INC.

By:	/s/ Kevin Wampler
	Name:	Kevin Wampler
	Title:	President and Chairman of the Board of Directors

DOLLAR TREE PROPERTIES, INC.

By:	/s/ Kevin Wampler
	Name:	Kevin Wampler
	Title:	President and Director

DOLLAR TREE OLLIE’S, LLC

By:	/s/ Kevin Wampler
	Name:	Kevin Wampler
	Title:	Manager

FAMILY DOLLAR STORES, INC.
FAMILY DOLLAR, INC.
FAMILY DOLLAR IP CO.
FAMILY DOLLAR OPERATIONS, INC.
FAMILY DOLLAR SERVICES, INC.
FAMILY DOLLAR STORES OF ARIZONA, INC.
FAMILY DOLLAR STORES OF COLORADO, INC.
FAMILY DOLLAR STORES OF CONNECTICUT, INC.
FAMILY DOLLAR STORES OF D.C., INC.
FAMILY DOLLAR STORES OF IOWA, INC.
FAMILY DOLLAR STORES OF LOUISIANA, INC.
FAMILY DOLLAR STORES OF MARYLAND, INC.
FAMILY DOLLAR STORES OF MASSACHUSETTS, INC.
FAMILY DOLLAR STORES OF MICHIGAN, INC.
FAMILY DOLLAR STORES OF MISSISSIPPI, INC.
FAMILY DOLLAR STORES OF NEVADA, INC.
FAMILY DOLLAR STORES OF NEW MEXICO, INC.
FAMILY DOLLAR STORES OF NEW YORK, INC.
FAMILY DOLLAR STORES OF NORTH CAROLINA, INC.
FAMILY DOLLAR STORES OF NORTH DAKOTA, INC.
FAMILY DOLLAR STORES OF OHIO, INC.
FAMILY DOLLAR STORES OF RHODE ISLAND, INC.
FAMILY DOLLAR STORES OF SOUTH DAKOTA, INC.
FAMILY DOLLAR STORES OF TENNESSEE, INC.
FAMILY DOLLAR STORES OF VERMONT, INC.
FAMILY DOLLAR STORES OF VIRGINIA, INC.
FAMILY DOLLAR STORES OF WEST VIRGINIA, INC.
FAMILY DOLLAR STORES OF WISCONSIN, INC.

FAMILY DOLLAR STORES OF WYOMING, INC.
FAMILY DOLLAR TRUCKING, INC.

By:	/s/ Roger Dean
	Name:	Roger Dean
	Title:	Vice President and Treasurer

FAMILY DOLLAR STORES OF ALABAMA, LLC
FAMILY DOLLAR STORES OF ARKANSAS, LLC
FAMILY DOLLAR STORES OF DELAWARE, LLC
FAMILY DOLLAR STORES OF GEORGIA, LLC
FAMILY DOLLAR STORES OF MISSOURI, LLC
FAMILY DOLLAR STORES OF NEW JERSEY, LLC
FAMILY DOLLAR STORES OF OKLAHOMA, LLC
FAMILY DOLLAR STORES OF PENNSYLVANIA, LLC
FAMILY DOLLAR STORES OF SOUTH CAROLINA, LLC
FD RETAIL PROPERTIES, LLC
MATTHEWS REAL ESTATE HOLDINGS LLC

By: Family Dollar Stores, Inc., its sole member

	By:	/s/ Roger Dean
		Name:	Roger Dean
		Title:	Vice President and Treasurer

MIDWOOD BRANDS LLC
FAMILY DOLLAR DISTRIBUTION, LLC

By: Family Dollar Services, Inc., its managing member

	By:	/s/ Roger Dean
		Name:	Roger Dean
		Title:	Vice President and Treasurer

FAMILY DOLLAR GC, LLC

By: Family Dollar, Inc., its managing member

By:	/s/ Roger Dean
	Name:	Roger Dean
	Title:	Vice President and Treasurer

MONROE ROAD HOLDINGS LP

By: Matthews Real Estate Holdings LLC, its managing member

By:	/s/ Roger Dean
	Name:	Roger Dean
	Title:	Vice President and Treasurer

FAMILY DOLLAR HOLDINGS, INC.
FD SPINCO II, INC.

By:	/s/ Kevin Wampler
	Name:	Kevin Wampler
	Title:	Executive Vice President and Chief Executive Officer

FAMILY DOLLAR STORES OF FLORIDA, LLC

By: Family Dollar Stores, Inc., its sole member

By:	/s/ Kevin Wampler
	Name:	Kevin Wampler
	Title:	Executive Vice President and Chief Executive Officer

FAMILY DOLLAR MERCHANDISING, L.P.
FAMILY DOLLAR STORES OF INDIANA, LP
FAMILY DOLLAR STORES OF KENTUCKY, LP

By: Family Dollar Holdings, Inc., its General Partner

By:	/s/ Kevin Wampler
	Name:	Kevin Wampler
	Title:	Executive Vice President and Chief Executive Officer

FAMILY DOLLAR STORES OF TEXAS, LLC

By: Family Dollar Holdings, Inc., its managing member

By:	/s/ Kevin Wampler
	Name:	Kevin Wampler
	Title:	Chief Financial Officer

FAMILY DOLLAR UTAH DC, LLC

By: Family Dollar Stores of Texas, LLC, its managing member

By:	/s/ Kevin Wampler
	Name:	Kevin Wampler
	Title:	Executive Vice President and Chief Executive Officer

FD BEACH BLVD., LLC

By: Family Dollar Stores of Florida, LLC, its managing member

By:	/s/ Kevin Wampler
	Name:	Kevin Wampler
	Title:	Executive Vice President and Chief Executive Officer

cc:                                Daniel A. Neff, Wachtell, Lipton, Rosen & Katz

Trevor S. Norwitz, Wachtell, Lipton, Rosen & Katz
Brandon C. Price, Wachtell, Lipton, Rosen & Katz